April 13, 2009

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Attn:	Mr. Rufus Decker, Accounting Branch Chief
Mr. Dietrich King, Staff Attorney
Mr. Jeffrey Gordon, Staff Accountant.

RE:	Form 10-K for the fiscal year ended July 31, 2008
Form 10-Qs for the periods ended October 31, 2008 and January 31, 2009
Schedule 14A filed October 31, 2008
File No. 1-12622

Gentlemen:

Items 1. and 2. below set forth the response of Oil-Dri Corporation of America (referred herein as “we”, “us” or the “Company”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated April 2, 2009.  In addition, items 5., 8. and 9. below set forth our response to the corresponding comments in the Staff’s initial letter dated February 25, 2009 and complete our reply to that letter.  The Staff’s comments are restated below in bold italics type, and are followed by our responses.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.  For those responses in which revised or enhanced disclosure is provided in response to the Staff’s comments, the changes have been italicized in bold type for your benefit.  We believe we have provided adequate disclosure in our past filings; however, as described in more detail below, we plan to continue to further enhance our disclosure as appropriate in future filings.

Item 8 – Financial Statements and Supplementary Data, page 37

Item 3 – Operating Segments, page 48

2.	We have reviewed your response to prior comment 15 and have the following additional comments:
•
Your proposed disclosure states “the corporate expenses line includes primarily certain unallocated expenses including administrative costs, research and development costs and other non-operating expenses.”  Please enhance your disclosure to provide examples of the types of items included in other non-operating expenses.

•
We previously requested that you discuss in your segment MD&A the business reasons for the changes between periods in the corporate expenses line item.  We note your response that changes in items included within corporate expenses are presented within your selling, general and administrative expenses discussion in your MD&A.  Since items included in the corporate expenses line item represent only a portion of your selling general and administrative expenses, we believe it is important to separately discuss in your segment MD&A the business reasons for the changes between periods in the corporate expenses line item.  Please revise accordingly.

Response:

In the footnote to our consolidated financial statements related to operating segments in our Form 10-Q for the quarter ended April 30, 2009, and in all future applicable SEC filings, we will include disclosure similar to the following:

We do not rely on any segment asset allocations and do not consider them meaningful because of the shared nature of our production facilities; however, we have estimated the segment asset allocations below for those assets for which we can reasonably determine.  The unallocated asset category is the remainder of our total assets.  The asset allocation is estimated and is not a measure used by our chief operating decision maker about allocating resources to the operating segments or in assessing their performance.  The corporate expenses line consists of certain unallocated expenses including primarily salaries, wages and benefits, purchased services, rent, utilities and depreciation and amortization associated with corporate functions such as research and development, information systems, finance, legal, human resources and customer service.  Corporate expenses also include the annual incentive plan bonus accrual.

In our MD&A discussion of the changes in our selling, general and administrative expenses under the subheading Consolidated Results in our Form 10-Q for the quarter ended April 30, 2009, and in all future applicable SEC filings, we will include disclosure similar to the following:

Total selling, general and administrative expenses as a percentage of net sales were 14% for the first six months of fiscal 2009 compared to 15% in the first six months of fiscal 2008. The discussion of the Groups’ operating income above describes the fluctuation in the selling, general and administrative expenses that were allocated to our operating segments.  The remaining unallocated corporate expenses were lower in the first six months of fiscal 2009 primarily due to a lower estimated annual incentive plan bonus accrual.  The lower incentive bonus expense was based on performance targets that are established for each year.

Item 1 – Business, page 5

5.
For the reserves that are disclosed for your property, please forward to our engineer, as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested may include, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.
To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  An executive summary, commonly found with most feasibility studies generally provides the necessary information for this part of the review.  In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).  If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

We provided the requested information to Mr. George Schuler, Mining Engineer of the SEC Staff, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  Mr. Schuler has informed us that his review is complete and he has no further questions.

Item 2 – Properties, page 18

8.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, proved a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:www.sec.gov/about/forms/industryguides.pdf.

9.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call File Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawing to comply with the following features:

•	A legend or explanation showing, by means of patter or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

In response to items 8. and 9. above, we provided Mr. George Schuler, Mining Engineer of the SEC Staff, with the following proposed revised disclosure to be included in our Form 10-K for the fiscal year ended July 31, 2009 and in other applicable filings in the future.  Mr. Schuler has informed us that his review is complete and he has no further comments on the following proposed disclosure:

ITEM 2 – PROPERTIES
Real Property Holdings and Mineral Reserves

	Land Owned	Land Leased	Land Unpatented claims	Total	Estimated proven reserves	Estimated probable reserves	Total
	(acres)	(acres)	(acres)	(acres)	(000’s of tons)	(000’s of tons)	(000’s of tons)
California	795	--	1,030	1,825	5,229	11,226	16,455
Georgia	2,157	2,006	--	4,163	30,042	12,018	42,060
Illinois	82	598	--	680	6,592	5,032	11,624
Mississippi	2,182	978	--	3,160	89,055	95,149	184,204
Nevada	535	--	--	535	23,316	2,976	26,292
Oregon	340	--	--	340	--	45	45
Tennessee	178	--	--	178	3,000	3,000	6,000
	6,269	3,582	1,030	10,881	157,234	129,446	286,680

The Mississippi, Georgia, Tennessee, Nevada, California and Illinois properties are primarily mineral in nature, except our research and development facility which is included in the Illinois owned land.  We mine sorbent minerals primarily consisting of montmorillonite, attapulgite or diatonite.  We employ geologists and mineral specialists who prepared the estimated reserves of these minerals in the table above.  See also Item 1 above, Business—Reserves, for further information on our reserves.

MINING PROPERTIES

Our mining operations are conducted on leased or owned land.  The Georgia, Illinois and Mississippi mining leases generally require that we pay a minimum monthly rental to continue the lease term.  The rental payments are generally applied against a stated royalty related to the number of unprocessed, or in some cases processed, tons of mineral extracted from the leased property.  Many of our mining leases have no stated expiration dates.  Some of our Georgia leases, however, do have expiration dates ranging from 2009 to 2053.  We would not experience a material adverse effect from the expiration or termination of any of these leases.  We have a variety of access arrangements, some of which are styled as leases, for manufacturing at facilities that are not contiguous with the related mines.  We would not experience a material adverse effect from the expiration or termination of any of these arrangements.

Certain of our land holdings in California are represented by unpatented mining claims we lease from the Bureau of Land Management.  These leases generally give us the contractual right to conduct mining or processing activities on the land covered by the claims.  The validity of title to unpatented claims, however, is dependent upon numerous factual matters.  We believe the unpatented claims we lease are in compliance with all applicable federal, state and local mining laws, rules and regulations.  Future amendments to existing federal mining laws, however, could have a prospective effect on mining operations on federal lands and include, among other changes, the imposition of royalty fees on the mining of unpatented claims, the elimination or restructuring of the patent system and an increase in fees for the maintenance of unpatented claims.  To the extent that future proposals may result in the imposition of royalty fees on unpatented lands, the mining of our unpatented claims may become uneconomic.  We cannot predict the form that any such amendments might take or whether or when such amendments might be adopted.  In addition, the construction and operation of processing facilities on these sites would require the approval of federal, state and local regulatory authorities.  See Item 1A above for a discussion of other risks to our business related to our mining properties.

MINING AND MANUFACTURING METHODS

Mining and Hauling

           We mine sorbent minerals (which we refer to generally as “clay”) in open-pit mines in Georgia, Mississippi, Illinois and California.  The mining and hauling operations are similar throughout the Oil-Dri locations, with the exception of California.  The land to be mined is first stripped.  The stripping process involves removing the overburden and preparing the site to allow the excavators to reach the desired clay.   When stripping is completed, the excavators dig out and load the clay onto dump trucks.  The trucks haul the clay directly to our processing plants where it is dumped in a clay yard and segregating by clay type if necessary.  Generally, the mine sites are in close proximity to the processing plants; however, the maximum distance the clay is currently hauled to a plant is 13 miles.

At our California mines the clay is excavated and hauled to a hopper.  An initial crushing and screening operation is performed at the mine site before the trucks are loaded for delivery to the processing plant.

Processing

The processing of our clay varies depending on the level of moisture desired in the clay after the drying process.  The moisture level is referred to regular volatile moisture (“RVM”) or low volatile moisture (“LVM”)

RVM Clay:  A front end loader is used to load the clay from the clay yard into the primary crusher.  The primary crusher reduces the clay chunks to 2.0 inches in diameter or smaller.  From the crusher, the clay is transported via a belt conveyor into the clay shed.  A clay shed loader feeds the clay into a disintegrator which reduces the clay to particles 0.5 inches in diameter or smaller.  The clay then feeds directly into the RVM kiln.  The RVM kiln reduces the clay’s moisture content to about 7%.  From the RVM kiln, the clay moves through a series of mills and screens which further size and separate the clay into the desired particle sizes.  The sized clay is then conveyed into storage tanks.  The RVM processed clay can then be packaged or processed into LVM material.

LVM Clay:  RVM clay is fed from storage tanks into the LVM kiln where the moisture content is reduced to near 0%.  The clay then proceeds into a rotary cooler, then on to a screening circuit which separates the clay into the desired particle sizes.

Packaging

Once the clay has been dried to the desired level and sized the clay will be packaged.  Our products have package sizes ranging from bags and jugs of cat litter to railcars of agricultural products.  We also package some of our products into bulk (2000 pound) bags and into bulk trucks.  The size and delivery configuration of the finished product is determined by customer requirements.

FACILITIES

We operate manufacturing facilities on property owned or leased by us as shown on the map below:

The table below summarizes our manufacturing and non-manufacturing facilities and their function:

Facilities
Location	Owned/Leased	Function
Alpharetta, Georgia	Leased	Non-clay processing and warehousing
Blue Mountain, Mississippi	Both	Clay mining, manufacturing and packaging
Chicago, Illinois	Leased	Principal executive office
Mounds, Illinois	Owned	Clay mining, manufacturing and packaging
Coppet, Switzerland	Leased	Customer service office
Laval, Quebec, Canada	Owned	Non-clay production and packaging
Ochlocknee, Georgia	Owned	Clay mining, manufacturing and packaging
Ripley, Mississippi	Owned	Clay mining, manufacturing and packaging
Taft, California	Owned	Clay mining, manufacturing and packaging
Vernon Hills, Illinois	Owned	Research and development
Wisbech, United Kingdom	Both	Non-clay production and packaging

We have no mortgages on the real property we own.  The lease for the Alpharetta, Georgia facility expires in 2013.  The lease for the Chicago, Illinois corporate office space expires in 2018.  The lease for the Wisbech, United Kingdom facility expires in 2032.  The lease for the Coppet, Switzerland office is on a year-to-year basis.  We consider that our properties are generally in good condition, are well maintained and are suitable and adequate to carry on our business.

*            *           *            *

In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in our filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to these filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments.  If you would like additional information, please contact the undersigned at (312) 706-3209.

Sincerely,

/s/ Andrew N. Peterson

Andrew N. Peterson
Vice President and Chief Financial Officer